Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
April 15, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

TV Mohandas Pai
Member of the Board and Director – Human Resources, Education and Research and Administration

Swaminathan D.
Infosys BPO – CEO

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

INVESTORS

Rod Bourgeois
Bernstein

Diviya Nagarajan
UBS Securities

Vihang Naik
MF Global

Bhavan Suri
William Blair & Company

Rahul Jain
Dolat Capital

Anurag Purohit
Alchemy

Nathan Novak
Baird

Nitin Padmanabhan
India Bulls Securities

Ankur Rudra
Ambit

Rishi Jhunjhunwala
Goldman Sachs

Moderator

Ladies and gentlemen good day and welcome to the Infosys Fourth quarter conference call. As a reminder, for the duration of this presentation, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of the opening remarks. Should you need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Avishek Lath of Infosys Technologies Limited. Thank you and over to you, sir.

Avishek Lath

Thanks, Rochelle. Good afternoon, ladies and gentlemen. I am Avishek from Investor Relations team in Bangalore. We thank you all for joining us today to discuss the results for the quarter and year ended March 31, 2011. Joining us today in this conference room are CEO and M.D. – Mr. Kris Gopalakrishnan, COO – Mr. S.D. Shibulal, CFO – Mr. V. Balakrishnan along with other member of the senior management.

We will start with a brief statement on the performance of the company for the quarter and year ended March 31, 2011, outlook for the quarter ending June 30, 2011 and the year ending March 31, 2012

Before I hand over to Infosys management, I would like to remind you that anything which we speak which refer to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that company faces. A full statement and explanation of the risk is available with our filing with the SEC which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Kris Gopalakrishnan

Thank you Avishek and welcome everyone to this conference call at the end of Q4. We had revenue of $1,602 mn for the quarter which is a sequential growth of 1.1%. Volumes decreased sequentially by 1.4% this quarter. If I look at this quarter, we had strong client additions, at the group level, we added 34 clients. We have several $50 mn relationships. On the client side, we believe we are doing well. On the employee side, we have added 8,900 employees compared to 5,800 that we said we will hire, for the year we have added about 43,000 employees. Our attrition is coming down. Our revenue per employee has gone up by 2.5%.

We had projected a slow quarter and it ended up as a slow quarter. What we feel is that in this volatile environment, sometimes client decisions get delayed and some of that is reflected in this quarter. We had as I said, strong client addition. We won 4 transformation projects; we won 6 large deals in this quarter. We are actually confident about the business environment. We believe it is a normal business environment. We have talked to and discussed with our clients their plans for the future. We believe that the budgets are in place and they will be spending that money but occasionally there can be some volatility in their spending. We have given a guidance of 18-20% growth. We believe that our operating margin will be impacted by about 3 percentage points primarily due to the rupee, compensation increase and the lower utilization that we have assumed. We are seeing a normal quarter. We have invested for growth. We are preparing ourselves for growth. We have the service lines that are required for the growth and that is where we are at this point.

Let me now pass on to my colleague, Shibulal, to give you a little more detail on the industry vertical, the geographical areas and the service lines.

SD Shibulal

This is Shibu. Let me start with the client additions. We have added 34 new gross clients this quarter. The interesting thing is that 7 of the new clients which got added this quarter are Fortune 500. Today, we have 154 clients which are Fortune 500 which I believe is where our sweet spot is. Our focus is on the must-have accounts where we focus on the Fortune 2000 and try to get account openings in that space. It is working very well. Million dollar clients have gone up from $350 last quarter to $366 this quarter. Our largest client gives us 4.7% of the revenue.

On the vertical split, quarter-on-quarter, there is really no secular change but if you look at it from year-on-year, BFSI has gone up from 34% of revenues last year to 35.9% this year. Manufacturing has remained stable. Retail has gone up, again from 13.3% to 14.2% this year. This reflects the traction that we are finding in the market. Telecom as a percentage has come down. Telecom is going through the bad investment cycle and that is reflected in our revenue profile.

On geographies again, let me give you some color based on the year-on-year. The interesting thing is that India has gone up from 1.2% of revenues to 2.2% this year. It reflects our investment in India and our focus. The rest of the world had also gone from 10% of our revenue to 11%.

Our foray into consulting and system integration continues. Our revenue from consulting and system integration has moved from 24.4% last year to 25.5% this year. This is very much in line with the investments that we are making. We are making investments in 3 parts of the clients’ spend. The clients are spending on operational work for optimizing it. We are transforming their business for creating growth, profitability and differentiation. They are doing business innovation for the purpose of taking advantage of some of the global phenomena. Our investment reflects clients’ area of interest because the whole purpose of our investments is to be relevant with the client in all areas of their interest and spend. We clearly believe that we have a very strong foothold on the optimization and operations space. We are getting very strong on the transformational space. We are investing into the business innovation space by creating products, platforms, solutions and new models of engagement. So we are truly becoming an enterprise player and a true credible offshore enterprise player which built on what I call GDM plus Consulting plus Cloud. That is the foundation on which this is being built. I believe this is extremely interesting to our client. Now, on the onsite- offshore space there is not any major change. With that let me hand over to Bala.

V. Balakrishnan

Good afternoon, everybody. It has been a good quarter. Our revenues sequentially went up by around 1%. The volume growth has been negative during the quarter but the pricing went up. We have an impact of 1.2% on operating margin during the quarter. Currency, on an average basis was 45.25 as compared to 44.83 in the last quarter. So it had a positive impact on the margin to the extent of 40 basis points. But the utilization came down because we hired more people than we anticipated this quarter. When we begin the new year, we want to keep the utilization at a lower level so that if the growth comes in, we are better prepared.

The other income slightly went up during the quarter because yields had come better than what we expected earlier. Tax has increased by around 0.8%. The effective tax rate has gone up to 27.8% or so from 27%, mainly because of the increase in other income. At the net income levels, our net margins are at 25.1% similar to what we saw in the last quarter. Overall this quarter has come out well. The growth has slowed slightly but it is better than what we expected.

For the next year, we are giving a guidance of 18-20% in dollar terms. We are assuming rupee at 44.50 which was closing rate for March. We are assuming that to continue for the next year. On the revenue productivity, we are assuming at the same level as what we had seen in the Q4 of this year. We are adding 45,000 more employees next year, that could impact the utilization to some extent. If you look at the margin guidance we are assuming some 300 basis points decline in the operating margin for next year. Of that, 1% is because of currency because average rate for fiscal 2011 was 45.54, we are taking 44.50 for next year. Another 1.3% impact because of utilization because we are building capacity and revenue growth we are assuming is only 18-20%. We are also increasing the wages in India by around 10-12% and onsite by around 2-3%. That could impact the margin by around 300 basis points in the first quarter but when we add 45,000 employees over the year, because of the pyramid structure the impact could come down to around 110 basis points. That is what is assumed in the operating margins.

So net-net, we are seeing a good visibility for growth next year. That is what is reflected on the guidance of 18-20% growth in revenues. If the growth comes much better than what we are expecting, quite possibly we will have some upside on the margin. It is similar to what we had seen last year. At the beginning of last year, we thought that the margin could get impacted by 150 basis points but when it came to the whole year the impact was only 90 basis points in spite of currency appreciating by 4% for the year. So I think it is all in the growth and we believe unless there is any drastic change in the environment, next year could be a normal year and if the growth comes better than what we are expecting, quite possibly we will have some upside on the margins. Thank you. Now, we can open up the floor for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. To ask a question at this time please enter ‘*’then ‘1’ on your touchtone telephone. If your questions are answered you may withdraw your question from the queue by pressing ‘*’ followed by ‘2.’ Participants are requested to please use only handsets while asking a question. To ask a question please enter ‘*’ then ‘1’ now. Our first question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

In terms of the 1% sequential revenue growth, I think that is going to be a disappointment today and it seems like a revenue growth rate that is lower than what is being expected for the overall market, in other words, the top Indian firms have been expected to do better sequential growth than that number. Can you give us some thoughts on whether there were some company-specific factors or some client-specific factors that held back your growth rate from being sort of consistent with what seems to be happening in the market right now?

Kris Gopalakrishnan

This is Kris here. See, Q4 is generally a slow quarter. Budgets get finalized in the quarter and if there is a delay in the spend of that budget, typically we have a problem and that is what we have anticipated at the beginning of the quarter and that is why we said we will grow by 1-2% and we have grown by 1.1% in revenue terms. We are also seeing that because of the concerns in the environment, though it does not affect the business in the medium-to-long-term or even in an annual basis, in the short-term this is what sometimes causes a delay in project start. The project that needs to be started this quarter may get moved into next quarter. We saw some of that in this quarter. We also have had a very high utilization in Q2, Q3 crossing 80%. Typically, when our utilization goes up, what happens during those quarters is that we find some difficulty in staffing. Sometimes we are not able to take on projects. Of course, that quarter it was not a problem because the growth rate was higher. But there is a downstream impact of that which sustains for maybe 1 or 2 quarters and that is also partly the reason for the slow quarter. Looking forward, we have given a guidance of 18-20%. We believe this is a normal environment except for some lumpiness or some kind of a zigzag movement in terms of project start. But we believe it is a normal year going forward.

Rod Bourgeois

And just a follow-up on that, the forward revenue guidance is 18-20% is an encouraging number, particularly relative to the growth that you put up in March. Were there some client-specific issues in the March quarter that detracted from of your growth rate? In other words, was there anything ramps down on some significant projects that ultimately will be turned down over the next quarter to support the forward guidance that you have given?

Kris Gopalakrishnan

See, there are no client-specific issues. In fact, we have won 4 transformational projects these are large transformational projects, $30 mn plus. We have won 6 large engagements, most of them are $100 mn plus. From a business perspective we don’t see an issue. There are no client-specific issues also in the fourth quarter.

Rod Bourgeois

Okay. And one final question. The margin guidance of 300 basis points decline, I recognize about a third of that is from the currency. Normally utilization and salary increases, you are able to largely offset that with other levers. Are there certain investments happening in the next year that are preventing you from being able to offset those margin headwinds? In other words, are you investing more onshore or in other types of initiatives that might prevent you from being able to keep your margins flatter than you have in the past?

Kris Gopalakrishnan

No, if we are able to grow faster, we can offset most of this. That is why we keep saying that our margins should be sustained within a narrow band of 50-100 basis points; currency of course is an external factor which we have to take care of. Yes, we are investing into recruitment outside the country. This year we have recruited about 1,000 people, next year we are planning to add about 2,000 but that is all factored into the model and that is part of our plan. As we grow our consulting services, we do need these people but remember that the revenue productivity is higher for consulting kind of services. So the impact is basically based on utilizations or higher recruitment numbers and that’s it. If you look at this year, we started the year with a projection of about 30,000 people, we ended the year with 43,000 people and that is the reason why we have been able to grow 26% this year. But beginning of the quarter we did not plan for hiring and during the year when utilization peaked, we were struggling for staffing. So we said, let us actually invest ahead because we see a normal year and see whether we can capture more of that growth. So that is the thinking right now at this point.

Rod Bourgeois

Makes sense. Thanks.

Moderator

Thank you. Our next question is from the line of Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

Hi, just a couple of questions, I think you did speak about the margin guidance. If I have understood it right, did you say that the normal margin decline that you would be looking at in a normal year would be within a narrow band of 50-100 basis points? Is that correct?

Kris Gopalakrishnan

We expect the margins to be sustained within a narrow band of 50-100 basis points excluding currency because currency it is structural change (this is not the guidance for FY 12 margins)

Diviya Nagarajan

Right, so essentially outside currency this 50-100 basis points band that we are talking about would be then largely decided by utilization pricing and any investments that you would be making?

Kris Gopalakrishnan

Yes, all those things are built into the financial model. Typically we plan for utilization of 78-79%. Right now utilization is 75% and we are recruiting 45,000 people. In some sense we are doing an accelerated recruitment. Those are the things which we have factored in when we looked at the guidance.

Diviya Nagarajan

Alright, but if we look at this year we have had almost 4% improvement year-over-year in realizations per hour. If you assume that last year we were still at a beginning of a recovery cycle and this year is the normal year, then would not your realization improvement and service mix improvement give you a good buffer against any negatives that you might have on the margins and therefore, with a 20% kind of a number we should not be looking at a 300 basis points margin decline?

Kris Gopalakrishnan

When we model because pricing is not completely under our control, it is set by the market, we assume the revenue productivity to be the same as the Q4 number in the model. If we are able to get improvement on revenue productivity, that helps.

Diviya Nagarajan

Right got that. And just to reiterate this negative volume of 1% that we saw in the March quarter, other than the seasonal sluggishness that we typically see, was there anything that took you by surprise with regards to maybe the macro environment or any particular client segments which you did not anticipate at the beginning of the quarter?

Kris Gopalakrishnan

No, there is no client specific things which happened which is a cause for concern. It is just seasonal.

Diviya Nagarajan

Right, and lastly your 1st quarter guidance is about 2.5%-3.5% dollar revenue growth and with 18% to 20% full year guidance you are looking at an asking rate of roughly 4.5% to 5%. Are you suggesting with the 1st quarter guidance that you are looking at slightly back-ended kind of a growth this year? I am trying to reconcile that with the implications of what it could have for otherwise a normal year?

V. Balakrishnan

No, there is no back ended growth. It assumes some 5.5%- 6% sequential growth for the next three quarters. Typically, if you look at any year, first half is close to around 45% to 47% of revenues and second half could be around 53% to 55%. I think that trend will continue even this year. I do not think it will dramatically change because our best quarters are always the first two quarters, 3rd and 4th quarter have some softness for various reasons.

Diviya Nagarajan

Great, thanks and all the best for the full year

Moderator

Thank you Ms. Nagarajan. Our next question is from the line of Vihang Naik of MF Global. Please go ahead.

Vihang Naik

Hi. Thanks for taking my question. My question was about the price hike that we saw this quarter about 2.1% in constant currency. Can you give us some background on this?

SD Shibulal

We are seeing pricing as stable. Some of the new deals are coming at a slightly higher price. See, more importantly there is a shift in our work. We are shifting more and more into consulting and system integration kind of work. It is a deliberate plan, an investment to capture more of the transformational revenue of our clients and those come in higher revenue productivity. So the kind of work which we do, the consulting, system integration, we have about 4000 consultants. We are planning to take them to 10,000 over the next 2-3 years. All of these are revenue productivity enhancing strategies.

Vihang Naik

Right, considering that package implementation and consultancy was flat in the current quarter, did we get any like-to-like billing rate increases from any clients this quarter?

SD Shibulal

Occasionally we have got like-to-like billing increases and we have also got COLA/ pricing increases during this quarter. In our MSAs, there is a provision for cost of living increase year-on-year. During the downturn, on many occasions we had to forego this increase which is in the contract and we are not seeing that now. We are able to claim the COLA increase with our clients presently.

Vihang Naik

Okay. The net hiring in this quarter was particularly muted compared to our last few quarters but the utilization's were still low possibly because of the low volumes. Considering that we are expecting a good volume growth what makes us so conservative about utilizations in FY12?

Mohandas Pai

The hiring was as per plan because we promised to hire 40,000 people and ended up having 43,100 people across the group. The utilization is a function of the people who come out from training and get into delivery and the new hires that we get. The new hires typically take 105 days to come in after we start the process, they would have started off in the previous quarter. Now, as far as the 1st quarter is concerned, we start off with an opening base of people who can deliver services and then we look at the guidance and the result is the utilization. I think it must be looked at this way.

Vihang Naik

Okay, thanks that's it from my side.

Moderator

Thank you Mr. Naik, our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Hi guys. I am just trying to understand a) the results and then guidance a little better. Going into the last quarter, you projected volume to grow 1%, pricing to be flat and with the rupee assumption if you look at it, it seems like obviously the volume came in below expectations and below your guidance. Just help me understand what you saw in the quarter because obviously you should have tremendous visibility going into that last quarter. Why the results were so muted especially given that Bala and Shibu, your commentary was that near-term your first demand was good and it was longer-term uncertainty.

Kris Gopalakrishnan

Within a quarter if there is some volatility in terms of projects start, it can move this way and that way and that is what happened this quarter. We have visibility, we have confidence in the client's ability to spend, etc. We have long-term relationship with these clients. As I said, we won 4 transformational projects, 6 large projects, many of them are 100 million plus but if there is a delay in the start date, a week here or there etc., it adds up and that is what happened in this quarter.

Bhavan Suri

So there were a handful of projects that got pushed out, that should start in the 1st quarter that was expected to start in Q4?

Kris Gopalakrishnan

Yes.

Bhavan Suri

Okay. And when you look at the guidance now for fiscal 2012 of 18%-20% and obviously Q1 and Q2 are strongest in terms of sequential growth. I am just trying to understand how the confidence level is going into Q1 and Q2 that if you look at Q3 to Q4 they are pretty muted. So you need to do 6% to 7% sequentially in Q1 and Q2 and I am just trying to gauge your confidence level with that number given what happened this quarter?

Kris Gopalakrishnan

We have given 2.5%-3.5% in Q1 and then 18%-20% for a year. Typically first two quarters are better quarters for us. We are assuming that Q1, Q2, Q3 would be the better quarters for us this year. It is not back ended to Q4 but it is sort of more uniformly spread this time.

Bhavan Suri

On the margin front, you should see obviously the benefit from realized pricing being better year-by-year by 150 to 200 bps. I guess why isn’t that offsetting some of the other pieces of the wage inflation and the increased hiring etc.?

Kris Gopalakrishnan

Typically the revenue productivity increase offsets the cost of people, the compensation costs. If you look at what we have assumed this year, 1% is from the rupee appreciation, 1% is from compensation costs and then the remaining is mostly from lower utilization assumption that we have made which is investment ahead of growth. Last year we started with 30,000 gross hiring and ended with 43,000. It did hurt us during the year. Q2, Q3 utilization was more than 81% to 82% and we want to try and see whether can actually recruit ahead hoping that this year would be a normal year which is what we have assumed.

Bhavan Suri

Just quickly on the wages. What is the wage increase you guys are projecting?

Kris Gopalakrishnan

10% to 12% in India and 2% to 3% outside India

Bhavan Suri

Great, thank you.

Moderator

Thank you Mr. Suri, our next question is from the line of Rahul Jain of Dolat Capital. Please go ahead.

Rahul Jain

My question is the absolute revenue from top 6 to 10 clients is down 7% sequentially. It was flat in Q3 as well. The fall is higher than the fall in the telecom which we all are aware is under pressure. Are we seeing issues beyond that or is it largely pertaining to the same specific account?

Kris Gopalakrishnan

The top 5 has grown 1.3%. There is nothing very dramatic. Quarter-upon-quarter some segments grow faster or some segments grows slower but there is nothing specific here.

SD Shibulal

See we have seen the fluctuation quarter-on-quarter. In some quarter some segment of the clients will go faster than the others and this quarter the growth has been driven by the wider set of clients.

Rahul Jain

Okay. Another question is I think the attrition at BPO remains a concern considering the absolute addition in the closing year basis is just 1% higher than the FY10 as against the business growth of 10%.

Swaminathan D.

The attrition numbers from a percentage point has been steady at about 44% quarter-on-quarter for several quarters now. The reason why you see a blip in the revenue but not a corresponding blip in the headcount is really because over the last 18 months, strategically we have moved from very low in commoditized services to very high end services. In fact there is a very distinct shift in some of the service offerings whether it has been in the areas of analytics, sourcing and procurement or high end finance and accounting, etc. Therefore while we have grown from a revenue stand point that we have on a consolidated basis at a 20% year-on-year basis, the headcount increases really is less than 2%. The fact is that the revenue productivity in the firm has gone by a good 9% on year-on-year basis. So it is really not to do with attrition because that has been stable, it is more to do with the high end values in services that we are now started to provide.

Rahul Jain

So our growth has not been restricted because of the supply issues there?

Swaminathan D.

No.

Rahul Jain

Okay, and lastly if I may, just an extension of the question on the pricing front. The onsite pricing has been up 7% on year-on-year basis and 4% if I consider a pre-crisis level. On the offshore it is 2% growth on y-o-y but 8% down on the pre-crisis levels. So if you can explain the disparity in the two. Is it largely on the upscale in the value chain in the case of onsite or the general gain on the portfolio?

Kris Gopalakrishnan

There is a portfolio change which has happened in our enterprise solutions, consulting, system integration, these are some of the faster growing services for us. For example, year-on-year system integration has grown by 62%. Year-on-year consulting and package implementation has grown by 32% and year-on-year product engineering services 37%. There is a good impact of this on the revenue productivity overall and that is what is reflected in the revenue productivity increase of 5.4% overall onsite.

Rahul Jain

So it is largely because of the mix and what do we see for the like-for-like services? Are we seeing a better off situation there?

Kris Gopalakrishnan

Proactively we are investing into growing the transformation piece. Having said that, we are trying to balance that with growth, which will also come from the operations kind of services like maintenance, development, etc. In absolute terms all these are growing. Some are growing faster than the others. That is the key message here. If we look at development, maintenance, etc, they have also grown at around 20% this year. So everything is growing except that some of the services are growing faster than the other services.

Rahul Jain

Okay, that’s it from my side and best wishes for the fiscal.

Moderator

Thank you Mr. Jain, our next question is from the line of Anurag Purohit of Alchemy. Please go ahead.

Anurag Purohit

Good afternoon to the management. My question is regarding the sudden drop in utilization. I appreciate investments that go into employee base but was the 500 basis point drop in utilization planned earlier before the quarter because even after taking out the trainee bench, the drop in utilization is quite severe.

Kris Gopalakrishnan

We had projected 5800, we hired about 9500. So it is about hiring more people than we anticipate and you cannot precisely plan people addition. The numbers are large. When you get an opportunity to hire, you would hire and that is all there is to it.

Anurag Purohit

But going for FY12, if you consider 120 basis points drop in margins because of utilization. That essentially would mean that gross and net utilization would further drop in FY12 to probably 68 and 75% level?

Kris Gopalakrishnan

No, normally our utilization, we try and peg it at 78-79%. Right now, it is at 75% which is one of the reasons why you saw some small impact this quarter, but we are saying that rather than at 78-79%, it is slightly lower.

Anurag Purohit

So we should rather anticipate some improvement in utilization from Q4 level?

Kris Gopalakrishnan

If the growth comes, then yes

Anurag Purohit

Thanks and best of luck.

Moderator

Thank you Mr. Purohit. Our next question is from the line of Nathan Novak of Baird, please go ahead.

Nathan Novak

Hi. Could you just quickly go through the quick breakdown you have of the 300 bps margin impact just for year 2012 and how that broken up into the different factors?

V. Balakrishnan

This is Bala here. One percentage drop in margins is because of the rupee. We are assuming the rupee is at 44.50 in the next year; the average was 45.54 for the current year. Utilization could come down because we are adding 45,000 people and we are starting the year with lower utilization for 18 to 20% growth that could impact the margin by around 120-130 basis points. The balance is because we are giving wage increases at the beginning of the year and when we add 45,000 more people, the overall impact could get reduced, but still the impact could app 100 basis points because we are increasing wages in India by 10 to 12%, outside India by 2 to 3%. In the first quarter, the impact could be around 300 basis points. For the full year, it could be around 100 basis points because more people are joining the bottom of the pyramid. So overall the net impact on operating margin could be around 300 basis points for all these three reasons.

Nathan Novak

Perfect, thanks.

Moderator

Thank you Mr. Novak. Our next question is from the line of Nitin Padmanabhan of India Bulls Securities. Please go ahead.

Nitin Padmanabhan

Thanks for taking my question. Do you have a feel that the delay in project starts, have these kinds of delays been increasing, have they been higher in the last quarter versus earlier quarters and is this something that you would worry about that could put the full year guidance at risk?

Kris Gopalakrishnan

Where we are today, we are confident about the guidance and that is why we have given the guidance but between quarters, there could be some fluctuations. This is what we are talking about when we say the decision making can get impacted by external factors, companies react very fast and that is where the volatility comes in. We are seeing volatility in everything in life today-currencies, growth rates etc. So that is what is happening. The seasonality in Q4 was expected and we knew certain clients would not grow this quarter because they actually close their budgets and then reopen it in January and if there is let us say a week’s delay, we lose that week’s revenue, but then it is made up overtime. That is the kind of expectation we had when we give the guidance and it panned out in similar way during the quarter.

Nitin Padmanabhan

And any sense with regard to the telecom vertical as a whole? Are you seeing increased traction there going forward or is it likely to continue to remain sluggish for sometime?

Subhash Dhar

This is Subhash. Yes, we have had pretty soft about 8-9 quarters in telecom but quite coincidentally I think we are seeing the pipeline looking a lot richer than it has ever looked in the last 2 years. There is light at the end of the tunnel, if you will, and I am projecting that telecom will grow even if it is slight growth this year compared to what we have seen in the last 2 years.

Nitin Padmanabhan

And just one last thing, with regard to the restructuring that is being talked about, you had mentioned on CNBC that the management restructuring is ongoing and some of it has been communicated to employees. So is there anything that you would like to share from that perspective at this point?

Kris Gopalakrishnan

The restructuring of the business lines is something we do typically every 3-4 years because the business would have evolved, changed and grown. The market would change etc. We are trying to build long-term strategic relationship with our clients. We need to become more business-centric, business-focused. We have to become closer to our clients and so the direction we had set for ourselves to create industry verticals which we have been doing now for the past 7-8 years is continuing. That direction has not changed at all. We are consolidating into 4 large industry groupings that we have - BFSI; energy, telecom and services; retail, logistics, life sciences; and manufacturing. We also have public services and health care. It is small today but an engine for future growth. When you look at horizontal services, overtime you would build critical masses in the services. When a service starts, you need to consolidate it and keep it central so that we can create the capability but then once the service lines become large, there will be critical mass, you need to look at how can we bring in the industry focus to these service lines and that is the change that is happening. While we are doing that, we are looking at three areas. We are saying that when we serve our clients, we are serving in helping them improve their operations, in helping them transform their business and helping them innovate their business. We look at our service lines now as 3 service groups and that is the horizontal piece now. So that is the change that is happening. We are still investing into future. We are creating service lines and solutions around cloud, mobility and sustainability. We hope that in the next 3-5 years, these will become large engines of growth. Our service lines like independent validation, system integration, infrastructure management are all $ 300 mn plus services, the whole ES consulting piece is almost a billion dollar plus. These are now service lines which are large, which have critical mass and which can now serve the clients better being aligned to the industry vertical. That is the transformation that is happening within the company. This is ongoing. It does not mean that we are going to take forever. It will be done this quarter.

Nitin Padmanabhan

Sure, thank you so much.

Moderator

Thank you Mr. Padmanabhan. Our next question is from the line of Ankur Rudra of Ambit. Please go ahead.

Ankur Rudra

Can you please elaborate on specifically the weakness in the insurance and telecom verticals, specifically was this again client-led or has any change in competitiveness?

Ashok Vemuri

This is Ashok. So we have been noticing some amount of softness in the insurance sector which got further enhanced this time. We think that there is a phase lag between the various sectors of the financial services, but this softness is seasonal and it is specific to some of our larger accounts in the insurance sector.

Subhash Dhar

This is Subhash. The telecom sector as I said before has been soft over the last 2 years and lot of it is because of the capital spend being arrested, first because of the downturn and the whole credit freeze that happened in 2008-2009 and then a very conservative approach which telecom operators have taken because they have not seen the monetization paths for their capital expenditure. It has been very anemic environment of capex that we have seen, but I think some of the regulatory changes that are in the offering or at least in the right direction that we seen in the United States on net neutrality, are encouraging the telecom operators to now go and make those capex investments. We are seeing mood change in operators both in Europe and US to invest in their transformational programs and I talked about the fact that we do have growing pipeline now after several quarters on.

Ankur Rudra

So is it fair to assume that there will be potential recovery for these verticals in the coming quarter, maybe it may take longer?

Subhash Dhar

Telecom, there is a potential recovery, but I would say we have to wait and watch. It has only been one quarter of pipeline at this point in time. So I would not be counting too much in the next quarter or so. Ashok tells me that insurance will also recover.

Ankur Rudra

Just one question on utilization level, could you comment on two things. One what effective utilization levels is the management comfortable with for the overall year and also is there any sort of thoughts on why Infosys cannot use scale and exploit and probably work on high utilization level base like some of the larger peers?

SD Shibulal

First of all we compute utilization with a very stringent methodology. Our utilization is on the total base. We include leave, travel, training, vacation, maternity leave, everything else as part of bench. The methodology has to be very clear. Our objective is to give the utilization around 78% that is what we plan for. There is a philosophy behind our utilization. It is about optimized planning. We optimize at 78% in planning and maximize execution. So at the time of execution as and when opportunities come, we will use the slack in the system to maximize our revenue. For next year also, we have planned using 78%. Current utilization is at 75% because lot of people came into the organization. Even this quarter, we recruited 9000 people, actually ahead of planned 5,000 people. We believe that it is a growth picks up, our utilization will go up. We believe that is the right thing to do. Please also remember and most of the utilization is in India. So it is better to have the capacity so that we can respond to clients as and when the opportunity comes up.

Ankur Rudra

Just one final question on seasonality through the year, I think from the comments so far, I understood that seasonality for FY12 will be slightly different from FY11, what this means is that the seasonality will be stronger. You will have probably strongly revenues both in Q3 as opposed to what we saw last year. Is that fair to understand?

Kris Gopalakrishnan

Q1 and Q2 traditionally are better quarters for us, but this year definitely in a way since we are coming off a slower Q4, we have assumed a lower number for Q1 and hence Q2 and Q3 will be slightly higher.

Ankur Rudra

Alright, thank you.

Moderator

Thank you. Our next question is from the line of Rishi Jhunjhunwala of Goldman Sachs, please go ahead.

Rishi Jhunjhunwala

Just waned to know of 45,000 hiring guidance for next year, how much is attributed to growth and how much to attrition?

Kris Gopalakrishnan

If you look at our attrition in ITL, it is about 3,800 people. 13.5% that is the attrition we have assumed. If you calculate it on 130,000 people, you really talking about maybe 17,000-18,000 people to be replaced and that is factored into. Attrition has come down. There is an effect of LTM here. Q1 was the highest attrition last year and that has not gone out of the calculation yet and that is why it is still showing 17% but if you look at just this quarter, attrition is okay.

Rishi Jhunjhunwala

Out of the hiring guidance of 45,000, how much do you attribute to growth and how much to the attrition for next year?

Kris Gopalakrishnan

About 18,000-20,000 approximately, 12.5-13.5% % we have assumed.

Thank you all very much and really appreciate all the wonderful questions. Our investor relationship managers are available for you to connect with during the quarter. We are also available if you need to talk to us and look forward to interacting with you during the quarter. Thank you.

Moderator

Thank you very much members of the management team. Ladies and gentlemen, on behalf of Infosys Technologies Limited, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.